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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                       PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                           --------------------------

                           GIANT CEMENT HOLDING, INC.
                            (NAME OF SUBJECT COMPANY)

                           --------------------------

                              CP ACQUISITION, INC.
                             CEMENTOS PORTLAND, S.A.
                                    (BIDDERS)

                           --------------------------

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    374450104
                         (CUSIP NUMBER OF COMMON STOCK)

                           --------------------------

                            MANUEL DE MELGAR Y OLIVER
                          DIRECTOR GENERAL CORPORATIVO
                             CEMENTOS PORTLAND, S.A.
                                JOSE ABASCAL, 59
                               28003 MADRID, SPAIN
                               011-34-91-396-0100
           (NAME ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                           --------------------------

                                   COPIES TO:
     ANDREW C. CULBERT, ESQ.                        ELLEN J. ODONER, ESQ.
 MASTERMAN, CULBERT & TULLY LLP                   WEIL, GOTSHAL & MANGES LLP
         ONE LEWIS WHARF                               767 FIFTH AVENUE
   BOSTON, MASSACHUSETTS 02110                     NEW YORK, NEW YORK 10153

----------------------------------------
CUSIP NO. 374450104
----------------------------------------

------ ------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CP Acquisition, Inc.
------ ------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)
                                                                     (a) [X]
                                                                     (b) [ ]

------ ------------------------------------------------------------------------
 3     SEC USE ONLY

------ ------------------------------------------------------------------------
 4     SOURCES OF FUNDS (See Instructions)
             AF
------ ------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(E) OR 2(F)
           N/A                                                          [ ]
------ ------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
------ ------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,551,288 including 39,035 tendered by means of guaranteed delivery
------ ------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
       (See Instructions)
           N/A                                                          [ ]
------ ------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
           98%
------ ------------------------------------------------------------------------
 10    TYPE OF REPORTING PERSON (See Instructions)
           CO
------ ------------------------------------------------------------------------

----------------------------------------
CUSIP NO. 374450104
----------------------------------------

------ ------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CEMENTOS PORTLAND, S.A.
------ ------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)
                                                                   (a) [X]
                                                                   (b) [ ]
------ ------------------------------------------------------------------------
 3     SEC USE ONLY

------ ------------------------------------------------------------------------
 4     SOURCES OF FUNDS (See Instructions)
             BK, WC
------ ------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)
             N/A                                                      [ ]
------ ------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
             Kingdom of Spain
------ ------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,551,288 including 39,035 tendered by means of guaranteed delivery
------ ------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
       (See Instructions)
             N/A                                                      [ ]
------ ------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
             98%
------ ------------------------------------------------------------------------
 10    TYPE OF REPORTING PERSON (See Instructions)
             CO
------ ------------------------------------------------------------------------



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
                     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on November 10, 1999, as amended, by CP Acquisition, Inc., a Delaware corporation (the "BIDDER") and a wholly-owned subsidiary of Cementos Portland, S.A., a public company (sociedad anonima) organized under the laws of the Kingdom of Spain ("CP") with respect to the offer by Bidder to purchase for cash all shares of Common Stock, $0.01 par value (the "SHARES"), of Giant Cement Holding, Inc. (the "COMPANY"), a Delaware corporation.

ITEM 10.     ADDITIONAL INFORMATION.

Clause (f) of Item 10 is supplemented as follows:

           The Offer expired at 12:00 midnight, New York City time, on Thursday, December 9, 1999. Bidder accepted for payment 8,551,288 Shares, including 39,035 Shares tendered by means of guaranteed delivery. As a result of the Offer, Bidder now owns approximately 98% of the Company's approximately 8,731,562 outstanding shares and intends promptly to complete the acquisition by means of a second-step merger in which the remaining shareholders of the Company will receive $31.00 net per share in cash. On December 10, 1999, CP issued a press release, the text of which is set forth as Exhibit (a)(11) hereto, and is incorporated by reference herein.

ITEM 11.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NUMBER                               DESCRIPTION
--------------                               -----------

Exhibit (a)(11)           Text of Press Release of CP dated December 10, 1999.









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
                                   SIGNATURES

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 10, 1999

                               CP ACQUISITION, INC.

                               By: /s/ MANUEL DE MELGAR Y OLIVER
                                   --------------------------------------------
                                   Name: Manuel de Melgar y Oliver
                                   Title: Vice President


                               CEMENTOS PORTLAND, S.A.

                               By: /s/ MANUEL DE MELGAR Y OLIVER
                                   --------------------------------------------
                                   Name: Manuel de Melgar y Oliver
                                   Title: Director General Corporativo
                                          (Managing Director)

                                  EXHIBIT INDEX


EXHIBIT NUMBER                               DESCRIPTION
--------------                               -----------

Exhibit (a)(11)           Text of Press Release of CP dated December 10, 1999.




















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